Filed pursuant to Rule 433
Registration Statement No. 333-175124
September 28, 2011

Blueknight Energy Partners, L.P.

Establishes Conversion Price of Series A Preferred Units

As previously announced, on October 3, 2011 Blueknight Energy Partners, L.P. (NASDAQ: BKEP) (“BKEP” or the “Partnership”) expects to distribute detachable freely-tradable rights (each a “Right” and collectively the “Rights”) pro rata to common unitholders of record (“Record Date Unitholders”) as of the close of business on September 27, 2011 (the “Record Date”). Record Date Unitholders will receive 0.5412 Rights for every common unit owned on the Record Date. Each whole Right will entitle the holder to acquire, for an exercise price of $6.50, a newly-issued Series A Preferred Unit of the Partnership. The Partnership has filed with the Securities and Exchange Commission (the “SEC”) a prospectus supplement, dated September 27, 2011 (the “Prospectus Supplement”), and the accompanying prospectus, dated July 26, 2011 (together with the Prospectus Supplement, the “Prospectus”), relating to, among other things, the rights offering.

As described in the Prospectus, the Series A Preferred Units are convertible in whole or in part into common units at the holder’s election and in whole into common units by the Partnership upon the occurrence of certain events. The number of common units into which a Series A Preferred Unit is convertible is equal to (i) $6.50 divided by (ii) the Conversion Price. The Conversion Price is an amount equal to the volume-weighted average trading price per common unit during the 20 consecutive trading days ending on September 28, 2011; provided, that the Conversion Price shall be no greater than $6.50 and no lower than $5.50. The Partnership has determined that the Conversion Price is equal to $6.50. Accordingly, the Series A Preferred Units are convertible in whole or in part into common units at the holder’s election (or in whole by the Partnership upon the occurrence of certain events) on the basis of one common unit for each Series A Preferred Unit, subject to certain anti-dilution adjustments. Please refer to the Prospectus for more information relating to the conversion of the Series A Preferred Units and other information relating to the rights offering.

The Partnership has filed a registration statement (including a prospectus and a prospectus supplement) on Form S-3 with the SEC for the rights offering and the Series A Preferred Units that may be purchased upon exercise of the Rights to which this communication relates. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about BKEP and this rights offering and the Series A Preferred Units that may be purchased upon exercise of the Rights. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus or the prospectus supplement if you request it by calling Phoenix Advisory Partners, LLC, BKEP’s information agent for the rights offering, at (212) 493-3910 (for brokerage firms and banks) or toll-free at (877) 478-5038 (for unitholders).